Annual Meeting of Shareholders
November 27, 2007





Fiscal 2007 Highlights

- ✓ Net income of $11.3 million, or $1.72 per share.
- ✓ Completed the sale of six acres of land with a gain of $1.3 million, net of statutory taxes.
- ✓ Deposit growth of $81.0 million, or 9%.
- ✓ Jumped to fifth from seventh in deposit market share in Riverside – San Bernardino RMA according to deposit data released by the FDIC.
- ✓ Preferred Loan growth of $98.1 million, or 23%, and the percentage to total loans held for investment increased to 39% from 34%.



Fiscal 2007 Highlights

- ✓ Opened our newest Retail Banking Center on La Sierra Avenue in January 2007.
- ✓ Signed a lease agreement for a new Retail Banking Center in Moreno Valley (Spring 2008).
- ✓ Completed the May 2006 and January 2007 stock repurchase programs.
- ✓ Increased the quarterly cash dividend by 20% to $0.18 per share in October 2006 for a total of $0.69 per share in fiscal 2007.



Subsequent Events

✓ Signed a lease agreement for a new Retail Banking Center in Beaumont (Fall 2008).

✓ Announced a quarterly cash dividend of $0.18 per share in October 2007, payable in December 2007.

✓ Amended the Corporation's Bylaws to allow for the issuance of uncertificated shares of the Corporation's capital stock and to provide for electronic notice of shareholders' meeting.



Net Income



Net Income (In Thousands)

	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007
Net Income	$16,889	$15,069	$18,699	$20,540	$11,286

Diluted Earnings Per Share



Diluted Earnings Per Share (EPS)

	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007
Diluted EPS	$2.20	$2.09	$2.64	$2.98	$1.72

Return on Stockholders' Equity

Return On Average Stockholders' Equity (ROE)



20.00%
15.00%
10.00%
5.00%

	FY2003	FY2004	FY2005	FY2006	FY2007
ROE	16.51%	14.13%	16.10%	15.71%	8.39%



Total Assets



Total Assets (In Millions)

	06/30/2003	06/30/2004	06/30/2005	06/30/2006	06/30/2007
Total Assets	$1,262	$1,319	$1,632	$1,622	$1,648

Loans Held For Investment



Loans Held For Investment, Net (In Millions)

	06/30/2003	06/30/2004	06/30/2005	06/30/2006	06/30/2007
Loans Held For Investment, Net	$744	$863	$1,132	$1,263	$1,349

Total Deposits



Deposits (In Millions)

	06/30/2003	06/30/2004	06/30/2005	06/30/2006	06/30/2007
Deposits	$754	$851	$919	$918	$999



Stock Performance
(Compared to NASDAQ and NASDAQ Bank Indices)



COMPARISON OF CUMMULATIVE TOTAL RETURNS*

	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07
PROV	$100.00	$131.97	$161.75	$195.99	$213.58	$182.48
NASDAQ Stock Index	$100.00	$111.02	$139.94	$141.46	$150.42	$179.30
NASDAQ Bank Index	$100.00	$101.50	$121.65	$129.88	$138.62	$141.16